

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Mr. John Brawley
Chief Financial Officer
Miller Energy Resources, Inc.
9721 Cogdill Road
Suite 302
Knoxville, TN 37932

Re: **Miller Energy Resources, Inc.**
Form 10-K for Fiscal Year Ended April 30, 2013
Filed July 15, 2013
File No. 001-34732

Dear Mr. Brawley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

Business and Properties, page 1

Cook Inlet and Susitna Basins, page 2

1.   You state on page 3 of your Form 10-K, "In its 2011 Assessment of Undiscovered Oil and Gas Resources of the Cook Inlet Region, the United States Geologic Survey ("USGS") estimated mean undiscovered technically recoverable reserves of 599 million bbls of oil and 19 tcf of natural gas. All of the undiscovered oil and 13.7 tcf of the undiscovered gas are conventional resources, and 5.3 tcf of natural gas was estimated to be technically recoverable as coal bed methane. This report considered the full oil and gas potential of the Cook Inlet Basin, but only the coal-bed methane potential of the Susitna Basin. These numbers do not include oil and gas remaining to be produced in

currently producing fields." The Instruction to Item 1202 of Regulation S-K generally prohibits the disclosure of "Estimates of oil or gas resources other than reserves, and any estimated values of such resources…." Please remove this paragraph and any similar disclosures from your filing.

2. You disclose that in March 2011, you replaced the electrical submersible pump ("ESP") in two Redoubt Unit wells. Please tell us the costs associated with these activities and explain whether you have made similar repair/replacement since March 2011 or anticipate such activities in the future for any of the other Cook Inlet oil wells.

Appalachian Region, page 5

3. We note that you have disclosed only proved producing Tennessee reserves as well as your statement, "Miller has millions of cubic feet of gas shut-in and behind pipe in Tennessee. With the price of natural gas moving upward, we plan on moving forward to secure markets for this gas." As this statement does not appear to be supported by your disclosure of non-producing reserves, please advise or remove this and any other similar statements from your filing.

Production, Pricing, and Lease Operating Cost Data, page 8

4. Item 1204 of Regulation S-K requires the disclosure <u>by geographical area</u> of "…production, by final product sold, of oil, gas, and other products." You have presented only barrel of oil equivalent volumes that appear to combine results from Alaska and Tennessee and appear to include figures for fuel gas (footnote 1) as well as sales gas (from page 36). Please comply with Regulation S-K here or provide a cross reference to Alaska and to companywide total figures for production history, historical oil and gas sales volumes and product prices provided in Management's Discussion and Analysis (pages 36-38 in this filing).

5. Item 1204 of Regulation S-K also specifies that the historical unit production costs be disclosed by geographic area. Please modify your disclosure here and/or in Management's Discussion and Analysis to present this information separately for Alaska and in total.

<u>Oil and Natural Gas Reserves, page 10</u>

6.   Please provide us with the petroleum engineering reports you used as the basis for your
      April 30, 2013 Alaskan proved reserves disclosures on page 11 and in Exhibit 99.1. You
      may furnish these materials on digital media such as flash drive or compact disk.
      The report should include:

      a)   One-line recaps in <u>spread sheet format</u> for each property sorted by field within each
           proved reserve category including the dates of first booking and estimated first
           production for your proved undeveloped properties;

      b)   Total company summary income forecast schedules for each proved reserve category
           with proved developed segregated into producing and non-producing properties;

      c)   Individual income forecasts for all the wells/locations in the proved developed and
           proved undeveloped categories;

      d)   Engineering exhibits (e.g., narratives, maps, rate/time plots, volumetric calculations,
           analogy well performance) for each of the three largest (by net oil reserves)
           wells/locations in the proved developed and proved undeveloped categories (6 entities
           in all) as well as the AFE/capital cost inventory for each of the three PUD properties.
           Please ensure that the decline parameters, EURs and cumulative production figures
           are presented on the rate/time plots or other convenient location.

      e)   A line item comparison between the Cook Inlet production costs incurred in fiscal
           2013 - $24.7 million on page F-29 - and those projected in your third party reserve
           report for fiscal 2014.

      If you would like to have these supplemental materials returned to you, please comply
      with the provisions of Rule 418(b) of Regulation C, which provides for the return
      supplemental information as long as certain express conditions are met.

      If you wish to request confidential treatment of those materials while they are in our
      possession, please follow the procedures set forth in Rule 83 of the Freedom of
      Information Act.

      Please direct these engineering items to:

      U.S. Securities and Exchange Commission
      100 F Street NE
      Washington, DC 20549-4628
      Attn: Ronald M. Winfrey

7.   You state on page 11 of your Form 10-K, "In fiscal 2013, we did not develop any PUDs." Item 1203(d) of Regulation S-K requires explanation for the reasons that material amounts, if any, of proved undeveloped reserves remain undeveloped for five years or more after initial booking. Please expand this discussion to comply with Item 1203 of Regulation S-K. Also address the reasons that any PUD reserves are scheduled for development beyond five years after initial booking. You may refer to Rule 4-10(a)(31)(ii) of Regulation S-X.

Internal Controls over Reserves Estimate, page 11

8.   You state here "Our Chief Executive Officer of CIE and Acting Chief Financial Officer are primarily responsible for the engagement and oversight of our independent engineering firms." Please expand this to disclose the qualifications of the technical person primarily responsible for <u>overseeing</u> the preparation of the reserves estimates as required by Item 1202(a)(7) of Regulation S-K.

Risk Factors, page 16

The development of our proved undeveloped reserves may take longer…,page 20

9.   You include the uncertainty of unproved reserve estimates in this risk factor even though you have not disclosed unproved reserves. Please remove this risk factor unless you intend to disclose unproved reserve estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

10.   In the second bullet point on page 34 of your Form 10-K, you disclose that about 2.5 MMCFD in fuel gas demand is now supplied by the RU-3 and RU-4 wells. It appears that these wells have proved gas reserves attributed. Please explain to us whether you have included these fuel volumes in your proved reserves. If so, explain to us your treatment of natural gas pricing and production cost for these volumes in the determination of the standardized measure. Also reconcile this fuel gas use (343 MMCF [= 57,123 BOE x 6 MCFE/BOE]) from page 8 with annual natural gas production figures (133 MMCFG in fiscal 2013) on page F-30.

Notes to Consolidated Financial Statements, page F-7

Supplemental Oil and Gas Disclosures (Unaudited), page F-29

Proved Reserves, page F-30

11.   We note your statement, "The following schedule presents the standardized measure of estimated discounted future net cash flows from the Company's proved developed reserves…." Please modify this to disclose that the calculation of the standardized measure utilizes proved undeveloped as well as proved developed reserves. You may refer to FASB ASC 932-235-50-30.

12.   You state "…the price per MMcf of natural gas was $6.37 for the Cook Inlet reserves…" for fiscal 2013. The SEC price is the average of the 12 prior first day of the month received prices per <u>MCF</u> and will likely approximate the annual average. Your annual average Cook Inlet natural gas price for fiscal 2013 is $3.99 on page 37. Please explain this significant price increase to us. If this increase is due to gas sales contracts, please furnish them to us.

Exhibit 99.1

13.   Please file an engineering report that identifies the assumptions made by the third party as well as a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report. You may refer to Item 1202(a)(8)(iv) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald M. Winfrey, Petroleum Engineer at 202-551-3704 if you have questions regarding engineering comments or me at 202-551-3311 if you have any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief